October 4, 2012

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Re:	Reef 2011 — 2012 Drilling Program
Registration Statement on Form S-1
Filed March 16, 2011
File No. 333-172846

Dear Mr. Schwall:

On behalf of our client, Reef Oil & Gas Partners, L.P. (“Reef”), the sponsor of Reef 2012-2013 Drilling Fund, L.P. (the “Registrant”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of April 12, 2011 relating to the above-referenced Form S-1 (the “Form S-1”).  To facilitate your review, we have repeated each of your comments in italics followed immediately by the response of Reef to that particular comment.  In addition, we are enclosing an Amendment No. 1 (“Amendment No. 1”) to the Form S-1, which was transmitted to the Commission today and filed via the EDGAR system.  We are also providing you supplementally six courtesy copies of Amendment No. 1 marked to show changes from the Form S-1.  Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment No. 1.

Registration Statement on Form S-1

General

Comment No. 1

Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response to Comment No. 1

We note your comment and have complied with it while preparing Amendment No. 1.

Comment No. 2

If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely by section name and by page number where in the marked version of the amendment responsive disclosure to each numbered comment and each point may be found.

Response to Comment No. 2

We have complied with this comment in preparing this letter.

Comment No. 3

In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit.

Response to Comment No. 3

We note your comment and have complied with it while preparing Amendment No. 1.

Comment No. 4

Please inform us when the amount of compensation allowable or payable to Reef Securities, Inc. has received clearance by FINRA. Prior to requesting accelerated effectiveness, please be sure to provide us with a copy of the FINRA no objections letter.

Response to Comment No. 4

We will provide you with a copy of the FINRA no objection letter and inform you when FINRA has provided clearance.

Comment No. 5

We note that you have not provided most of your exhibits. Please submit all material exhibits, including, without limitation, the legality and tax opinions, in order to facilitate our review of your filing. We may have further comment upon our review.

Response to Comment No. 5

The exhibits have been attached to Amendment No. 1, including exhibits 1.1, 1.2, 3.1, 5.1, 8.1, 10.1 and 23.2.

Comment No. 6

Please be advised that the guidelines provided by Securities Act Release 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests, as well as Industry Guide 5, are relevant to initial public offerings of limited partnership interests. We have included specific comments to help you comply with these disclosure requirements. You should, however, review and revise your filing wherever necessary to be consistent with the disclosure guidelines set forth in the release and the Industry Guide.

Response to Comment No. 6

We note your comment and have complied with it while preparing Amendment No. 1.

Comment No. 7

Please provide us with all promotional and sales materials prior to their use. See Section 19.D. of Industry Guide 5. Once we receive the materials, we will need sufficient time to complete our review and may have additional comments.

Response to Comment No. 7

We will provide the Staff with all promotional and sales materials prior to their use.  At this time, the Registrant does not have any such materials to provide.

Comment No. 8

We note your disclosure that you and your affiliates may purchase units. Please revise throughout to disclose the price at which you and your affiliates will be purchasing each unit. Where appropriate, please also address how such price was determined.

Response to Comment No. 8

The disclosure relating to the price of units, and how the price is calculated, is located on page 27.

Comment No. 9

Please amend your filing to include audited financial statements and accompanying auditor consents pursuant to Rule 8-07 of Regulation S-X.

Response to Comment No. 9

The financial statements are included in Amendment No. 1 beginning on page F-1.  The auditor consent is included in Exhibit 23.2 pursuant to Rule 8-07 of Regulation S-X.

Prospectus Cover Page

Comment No. 10

Please add a bullet here and at page 2 to describe the risk described at page 10 under “The management of the general partner….”

Response to Comment No. 10

The requested revision has been made on the prospectus cover page and on page 3 of the prospectus.

Comment No. 11

Please revise to identify here and elsewhere in the prospectus the interest-bearing escrow account in which the subscription proceeds will be held and to provide the termination date of the offerings. See Item 1.B. of Industry Guide 5.

Response to Comment No. 11

The identity of the bank and the termination date of the offering are identified on the cover of the prospectus.  The full name of the escrow account is disclosed on pages 27, B-1 and C-1.

Comment No. 12

Please clarify here that the additional general partner interests will be converted into limited partner interests as soon as practicable after the end of the year in which drilling by the partnership has been completed.

Response to Comment No. 12

The requested language has been added to the cover of the prospectus.

Prospectus Summary, page 1

General

Comment No. 13

We note the statements “This summary highlights some information contained in this prospectus. It is not complete and may not contain all of the information that is important to you.” Although a summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus, it should include all material information. Please revise these statements accordingly.

Response to Comment No. 13

The requested revision has been made on page 1.

About the Program, page 1

Comment No. 14

You reference your “acquisition criteria.” However, we are unable to locate a description or listing of such criteria. Please advise or revise your filing accordingly.

Response to Comment No. 14

The acquisition criteria are disclosed on page 42 of the prospectus.

Conversion of Units, page 5

Comment No. 15

Please revise to disclose the ratio by which the additional general partner interests will be converted into limited partner interests.

Response to Comment No. 15

The requested revision has been made on pages 5 and 30 of the prospectus.

Our Compensation, page 5

Comment No. 16

Please clarify what is meant by “new maximum amount.”

Response to Comment No. 16

The phrase “new maximum amount” has been deleted from the prospectus.

Risk Factors, page 7

General

Comment No. 17

Please revise, as applicable, to concisely identify the risk and eliminate extraneous factual discussion which does not address the risk discussed, such as that which appears in the risk factor captioned “Our affiliated and we have sponsored…” at page 9.

Response to Comment No. 17

The requested revisions have been made in the section entitled “Risk Factors” on pages 8 to 26.

Comment No. 18

Please eliminate text which mitigates the risks you present, including some of the clauses that precede or follow “although,” “while” or “however.” Similarly, please state the risks plainly and directly, eliminating “no assurance” and “cannot assure” type language. For example, and without limitation, we note the clause at page 12 under “Our reliance on a small number of marketers…” beginning “While our public drilling partnerships received revenues from more than 15 different marketers….”

Response to Comment No. 18

The requested revisions have been made in the section entitled “Risk Factors” on pages 8 to 26.

Sources of Funds and Use of Proceeds, page 27

Comment No. 19

We refer you to Industry Guide 4 of the Securities Act of 1933. Consistent with the guidance set forth in Section 1 thereof, please provide the information required with respect to the application of proceeds, including, without limitation, the proposed estimated percentages of the minimum dollar amount that would be used for financing the principal activities of the partnership, such as acreage acquisition, drilling of exploratory wells, drilling of development wells and purchase of producing properties. If you believe this information is already provided, please direct us to the appropriate table for each of these items.

Response to Comment No. 19

The requested revision has been made on page 35 of the prospectus.

Comment No. 20

You indicate elsewhere that you intend to acquire multiple properties with the proceeds of the offering (see, e.g., page 2). Please revise your table to address the impact upon your ability to acquire those properties if you sell less than the maximum offering. Also, it is not clear from your disclosure whether you would be able to acquire only those properties if you sell the maximum offering. Revise your disclosure to address this point. Also, provide a column addressing the use of proceeds if you reach only the midpoint of the offering.

Response to Comment No. 20

The table on page 35 has been revised to comply with your comment.  Throughout the prospectus we have also added disclosure to clarify that the number of wells drilled and acquired by the Registrant will depend upon a number of factors, including the amount raised, the size of the Registrant’s interest in each well and the costs of each well.

Participation in Distributions, Profits, Losses, Costs and Revenues, page 27

Comment No. 21.

Please revise your disclosure to provide the basis for your assertion that you expect cash distributions will be paid approximately 12 months after the offering period for a partnership ends.

Response to Comment No. 21

The requested revision has been made on pages 1 and 37.

Management, page 39

Legal Proceedings, page 42

Comment No. 22

Please expand your disclosure to describe the actions discussed at page 11 under “RSI has been the subject of disciplinary proceedings….”

Response to Comment No. 22

Given the length of time since the termination of the proceedings (seven years in one, over ten for the other two) and the nature of the resolution of the proceedings, we do not believe additional disclosure is necessary, required or material.

Conflicts of Interest, page 44

Comment No. 23

Please revise your disclosure to clarify whether you currently, or intend to, have a written policy relating to the resolution of conflicts between the partnerships that make up the Reef 2011-2012 Drilling Program or any of your other programs.

Response to Comment No. 23

In light of the fact that the Registrant consists of only one partnership, the requested disclosure is no longer necessary.

Prior Activities, page 50

Comment No. 24

Please revise throughout as there appears to be inconsistencies in your disclosure. For example, and without limitation, your table on page 52 refers to “31 single well drilling partnerships” while your table on page 56 refers to “30 single well partnerships.”

Response to Comment No. 24

The requested revisions have been made throughout, including on pages 65, 67, 68, 71 and 74 of the prospectus.

Table Five — Oil and Gas Reserves, page 67

Comment No. 25

It appears the oil and gas reserve amounts in the first two columns of your tables are presented as dollar amounts. Please modify your presentation as appropriate to present amounts either as barrels or cubic feet, or explain to us the basis of your presentation.

Response to Comment No. 25

The requested revisions have been made throughout the tables included in the prospectus.

Exhibits and Financial Statement Schedules, page II-2

Comment No. 26

Please provide the basis for not filing a form of agreement relating to Reef Exploration, L.P. or any other future operator.

Response to Comment No. 26

We have not filed a form of drilling and operating agreement relating to Reef Exploration, L.P. or any other future operator as we anticipate that Reef Exploration, L.P. or another operator will serve as operator in a minority of the wells in which the Partnership acquires an interest.

Furthermore, we anticipate that any arrangement will be entered into in the ordinary course of business on competitive market terms at the time of execution.

*     *     *

In response to your request, Reef has authorized us to acknowledge on its behalf that:

•            should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•            the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at the above-listed number.

Very truly yours,

/s/ Ted S. Schweinfurth

Ted S. Schweinfurth

Enclosure

cc:                                Michael J. Mauceli, Reef Oil & Gas Partners, L.P.

Dan Sibley, Reef Oil & Gas Partners, L.P.